United States Securities and Exchange Commission
Washington, D.C. 20549
File No. 812-
In the matter of
SSgA Funds Management, Inc., State Street Global
Markets, LLC, SPDR® Series Trust and SPDR®
Index Shares Funds
Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940, as Amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act to amend a Prior Order for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:	with copies to:

Lance C. Dial, Esq.	W. John McGuire, Esq.
State Street Global Advisors	Morgan, Lewis & Bockius LLP
One Lincoln Street, 32nd Floor	1111 Pennsylvania Avenue, NW
Boston, Massachusetts 02111	Washington, DC 20004

Vincent Manzi
State Street Global Markets LLC
One Lincoln Street
Boston, Massachusetts 02111
Page 1 of 46 pages

Page
I. Introduction	1

II. The Investment Products	3

A. The Applicants	3

B. The New Funds and the New Fund Indices	4

C. Investment Objectives	5

D. Exchange Listing	12

E. Sales of New Fund Shares	12

F. Redemption	15

G. Settlement and Clearing	15

H. Pricing	17

I. Availability of Information Regarding Fund Shares and the Index	17

J. Sales and Marketing Materials; Prospectus Disclosure	19

III. In Support of the Application	19

A. Trading History of Similar Products	20

B. The Product Does Not Raise Concerns	20

IV. Request for Exemptive Relief and Legal Analysis	23

V. Future Relief	25

VI. Deletion of Relief in the Prior Order from Section 24(d) of the Act, Changes to Disclosure Requirements, and Amendment of Condition in the Prior Order Related to the Section 12(d)(1) Relief	26

VII. Conditions	27

A. General Conditions	27

B. Conditions Related to Request for Relief from Sections 12(d)(1)(A) and (B)	29

VIII. Names and Addresses	34

IX. Authorization and Signatures	35

X. Appendix A — The Indices and the New Funds	38
-i-

I. Introduction
     SSgA Funds Management, Inc. (the “Adviser”), State Street Global Markets, LLC (the “Distributor”), SPDR Series Trust and SPDR Index Shares Funds (each a “Trust,” and together the “Trusts” and collectively with the Adviser and the Distributor, the “Applicants”) hereby apply for and request an order (the “Order”) to amend a prior order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act to amend a prior order for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Prior Order”). 1
     The requested relief is substantially similar to relief previously granted by the Securities and Exchange Commission (the “SEC” or “Commission”) in the Prior Order to permit the Trusts to create and operate investment portfolios (the “Existing Index Funds”) that offer exchange traded shares (“Shares”) with limited redeemability. Each Existing Index Fund invests in a portfolio of securities (“Portfolio Securities”) generally consisting of the component securities of a specified securities index (a “Securities Index”). Shares are purchased only in large aggregations of a specified number referred to as a “Creation Unit.” Creation Units are separable upon issue into individual Shares, which are listed and traded at negotiated prices on a national

[1]	State Street Bank and Trust Company, et al., Investment Company Act Release Nos. 24631 (September 1, 2000) (notice) and 24666 (September 24, 2000) (order) (such order, as amended, the “Prior Order”) (superseding The Select Sector SPDR Trust, Investment Company Act Release Nos. 23492 (October 20, 1998) (notice) and 23534 (November 13, 1998) (order)), as amended by SSgA Funds Management, Inc., et al., Investment Company Act Release Nos. 27511 (October 6, 2006) (notice) and 27543 (November 1, 2006) (order) and by SSgA Funds Management, Inc., et al., Investment Company Act Release Nos. 27809 (April 30, 2007) (notice) and 27839 (May 25, 2007) (order). All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the applications for the Prior Order.

securities exchange or exchanges. The Shares themselves are not redeemable unless combined into a Creation Unit.
     The Applicants hereby request relief similar to that received with respect to the Existing Index Funds for new investment portfolios (the “New Funds”) that will offer Shares with limited redeemability. Unlike the Existing Index Funds, the New Funds, in seeking to provide the performance, before fees and expenses, of their benchmark indices (the “New Fund Indices”), would invest, in addition to equity and fixed income securities, long and short, in derivatives and other financial instruments2 either included as a component of the relevant New Fund Index or designed to provide the returns of a component of , a set of components of, or the entire relevant New Fund Index. Applicants also seek to have the requested relief apply to additional series, based on similar indices (the “Future Funds”), without the need for additional exemptive relief from the Commission.
     Applicants also seek to amend the Prior Order by deleting the relief granted from the requirements of section 24(d) of the Act and revising the applications for the Prior Order (“Prior Applications”) by deleting all discussions relating to such relief, including all references to the Product Description in the body of the Prior Applications and in the conditions. Applicants further seek to amend the Prior Order further by revising condition 12 of the Section 12(d)(1) relief to provide that no Fund in which an Investing Fund will invest pursuant to the Order will acquire securities of any other investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to

[2]	As discussed more fully below, each New Fund could invest, to the extent permitted by the Act, in fixed income and equity securities, currencies, structured notes, swap contracts, securities of other pooled investment vehicles, securities of a controlled foreign corporation, exchange-traded notes, exchange-traded funds, and futures contracts.

the extent permitted by Rule 12d1-1 under the Act. Finally, Applicants seek to amend the terms and conditions of the Prior Applications with respect to certain disclosure requirements.
     The Applicants believe the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
     The requested relief is substantially similar to the relief granted to the Applicants by the Commission in the Prior Order. The requested relief is also substantially similar to that granted to other exchange-traded funds (hereinafter, “ETFs”).3 Detailed information regarding each New Fund and its corresponding Index is set forth in Appendix A. The New Funds and the Future Funds, together, are referred to herein as the “New Funds.” The New Funds and the Existing Index Funds, together, are referred to herein as the “Funds.”
     No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the SEC.
II. The Investment Products
     A. The Applicants
     Each Trust is a business trust organized under the laws of the Commonwealth of Massachusetts and is registered with the SEC as an open-end management investment company. Each Trust may have several Funds. Each Trust is managed by a Board of Trustees (the “Board”).

[3]	See, e.g., Charles Schwab Investment Management, Inc., et al., Investment Company Act Release Nos. 28933 (Sept. 28, 2009) (notice) and 28983 (October 23, 2009) (order) (the “Schwab Order”); IndexIQ ETF Trust, et al., Investment Company Act Release Nos. 28638 (February 27, 2009) (notice) and 28653 (March 20, 2009) (order) (the “IndexIQ Order’); and ProShares Trust, et al., Investment Company Act Release Nos. 27323 (May 18, 2006) (notice) and 27394 (June 13, 2006) (order) (the “ProShares Order”), respectively.

     The Adviser – SSgA Funds Management, Inc. — is the investment adviser to each Trust. The Adviser is a corporation organized under the laws of the Commonwealth of Massachusetts, with its principal office located in Boston, Massachusetts. It is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser may retain sub-advisers for managing the assets of one or more of the New Funds for which it is the investment adviser. Any sub-adviser to a New Fund will be registered under the Advisers Act. The Adviser is a wholly-owned subsidiary of State Street Corporation.
     The Distributor – State Street Global Markets, LLC, a broker-dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”) and a member of the Financial Industry Regulatory Authority — serves as the principal underwriter for the Trusts. The Distributor will distribute the Funds’ Shares on an agency basis. The Distributor is a wholly-owned subsidiary of State Street Corporation.
     B. The New Funds and the New Fund Indices
     Each New Fund, except as noted herein, will operate in a manner identical to that of the Existing Index Funds that were the subject of the Prior Order. The New Funds are currently anticipated to track either (i) an index designed to provide the investment returns of a diversified portfolio of hedge funds (a “Total Return Index”)(currently intended to be the AlphaSimplex Absolute Beta Index), or (ii) an index designed to provide the investment returns of a portfolio of commodities (a “Commodities Index”) (currently intended to be the Dow Jones-UBS Commodity IndexSM). Unlike traditional market indices, such as those on which the Existing Index Funds are based, the New Fund Indices are not comprised of specific securities, but rather futures contracts providing exposure to various market segments (e.g., equities, government bonds, short-term interest rates, currencies, and commodities) or physical commodities. A detailed description of the New Funds Indices is included in Appendix A.

     The Applicants currently intend that the New Funds will each be series of the SPDR Series Trust, which will file an amendment to its registration statement (“Registration Statement”) under the Act and the Securities Act of 1933, as amended (the “Securities Act”) to reflect the existence of the New Funds.
     No entity that creates, compiles, sponsors or maintains a New Fund Index is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trusts, the Adviser, the Distributor or any sub-adviser.
     C. Investment Objectives
     The investment objective of each New Fund will be to provide investment results that correspond, before expenses, generally to the performance of the relevant New Fund Index. In seeking to achieve the investment objective of each New Fund, the Adviser will utilize some variety of “passive” or indexing investment approach to attempt to approximate the investment performance of the corresponding New Fund Index. The Adviser may fully replicate a New Fund Index by investing directly in the specific components of the relevant New Fund Index; however, in many instances the Adviser will be unable to invest directly in each of the components of the New Fund Index, especially where the specific components are futures on commodities.4 Therefore, in many cases, the Adviser will seek to achieve the New Fund’s investment objective by either (i) employing a “sampling” strategy to select securities and/or other investments that the Adviser believes will approximate the risk and return profile of the relevant New Fund Index; or (ii) investing directly or indirectly in financial instruments or other derivatives (e.g., total return swaps) that provide exposure to the entire New Fund Index or a portion of the New Fund Index. In either case, the New Fund may hold all, only a portion or

[4]	Under current Internal Revenue Service guidance, the income generated from investments in commodity futures could result in a New Fund failing to meet applicable tax requirements.

none (in the case of holding total return swaps that are benchmarked to the return of the New Fund Index) of the components of the corresponding New Fund Index.
     Although not specifically represented in the New Fund Indices, the Adviser intends to invest the variation margin and/or segregated assets of each New Fund in cash and cash equivalents, including money market funds advised by the Adviser.
     To help ensure that a New Fund is able to track its corresponding New Fund Index despite not consistently investing in all or any of the components of the New Fund Index, the Adviser intends to invest in securities and derivative instruments that, in the aggregate, will have, or provide exposure to, the same investment characteristics (e.g., sector weighting, return viability, earnings valuation, yield, liquidity, etc.) as the components of the New Fund Index in which the New Fund is unable to invest or has elected to not invest. The Adviser believes that, under normal market conditions, by selecting such instruments, a New Fund will be able to track the performance of its corresponding New Fund Index, before fees and expenses, within a margin of error of approximately 5%.
     Each New Fund will generally invest in the following types of investments, the characteristics and risks of which will be prominently disclosed in the New Funds’ prospectuses:
          1. Total Return Swaps
     Each New Fund may invest, directly or indirectly, in swap agreements for the purpose of gaining exposure to a New Fund Index or the components of a New Fund Index (the “Reference Asset”), without directly purchasing the components of such New Fund Index. Such swap agreements generally will be structured as total return swap agreements (“TRSs”) and may be purchased directly by the New Fund or by the Subsidiary (as that term is defined below). In general, a TRS is an agreement between two parties under which each party agrees to pay the other a specified rate of return, usually an interest rate (e.g., LIBOR) versus the return of a market index. The Adviser anticipates that a New Fund’s investments, including its investments in TRSs, will be no less liquid than investments permitted under the Prior Order.
     The counterparties to the TRSs generally will be well-established broker-dealers or banks, and each prospective TRS counterparty will be subject to a rigorous credit review by the Adviser. Existing counterparties will be reviewed periodically to ensure continued creditworthiness.
     The Adviser expects that the valuation of any TRS in which a New Fund invests will be readily ascertainable by the New Fund’s Authorized Participants because the terms of each TRS and its notional value will be disclosed each day to the New Fund’s Authorized Participants. In addition, the New Funds intend to invest only in TRSs that are based on either (i) indices the value of which is published every fifteen seconds or (ii) highly liquid Reference Assets, e.g., actively traded futures. Should a New Fund invest in a TRS, the liquidity of the futures underlying the TRS or the frequency of valuation of the reference index will ensure the consistent availability of accurate pricing information for the Reference Assets, and, together with the notional value of each TRS, market participants should be able to determine the valuation of such securities in real time.
     Further, each New Fund will provide this information and the value of any cash component to its Calculation Agent (as that term is defined below), who will use the information to calculate an intra-day market value of each New Fund’s Shares and make such information readily available to market participants every fifteen seconds throughout the day.
          2. Index-Linked and Commodity-Linked “Structured” Securities
     Index-linked and commodity-linked structured securities are derivative instruments with principal and/or coupon payments linked to the value of Reference Assets, such as commodities, commodity futures contracts, or the performance of an index. Thus, the value of these securities moves in tandem with their Reference Asset. Index-linked and commodity-linked securities are sometimes referred to as “structured securities” because the terms of the instrument may be structured or customized by the issuer and the purchaser of the security, such as a New Fund, to meet the specific risk and return characteristics that the purchaser is seeking. These securities may be issued by banks, brokerage firms, insurance companies and other corporations.
     While index-linked and commodity-linked structured securities are typically negotiated between two (or more) specific counterparties as opposed to being traded on the open market, as with TRSs, the valuation of such securities is readily ascertained by reference to the Reference Asset underlying the securities. An increase in value of the Reference Asset would result in an increase in value of the index-linked or commodity-linked security, while, conversely, a decrease in the value of the Reference Asset would result a decrease in the value of the index-linked or commodity-linked security.
     A New Fund generally will invest in index-linked securities when the value of those securities is representative of the value of its corresponding New Fund Index or specific components of the corresponding New Fund Index. Similarly, a New Fund generally will invest in commodity-linked securities when the underlying commodity is represented in the corresponding New Fund Index or when the underlying commodity futures contract is a component of the corresponding New Fund Index. Because the value of these index and commodity-linked securities rises or falls in response to changes in the related index or underlying commodity or future, they provide a New Fund with exposure to the performance of the corresponding New Fund Index and/or the components of its corresponding New Fund Index without requiring the New Fund to make direct investments in the components of the New Fund Index.

     Currently, the liquidity of such index-linked and commodity-linked instruments is substantially similar to that of small-capitalization equity securities. In addition, although not specifically required to do so, the issuers of structured notes generally stand ready to repurchase such securities prior to their maturity at the request of a New Fund. Generally, an issuer’s determination as to whether to repurchase an index-linked or commodity-linked instrument is dependent, in part, on the liquidity of the underlying Reference Asset. The New Funds intend to invest primarily in index-linked or commodity-linked instruments with highly liquid Reference Assets, and therefore the Adviser anticipates that the issuers of such instruments will frequently stand ready to repurchase them at the request of the New Fund. In addition, the duration of each index or commodity-linked structured note is approximately 4 months providing each New Fund with greater opportunity to negotiate the terms of such instruments in light of evolving market conditions. Similar to TRS counterparties, each prospective counterparty to a commodity-linked or index-linked security also will be subject to a credit review by the Adviser, and existing counterparties will be reviewed periodically to ensure continued creditworthiness.
     While the specific index-linked and commodity-linked notes in which the New Funds may invest may not themselves be publicly traded, the Adviser expects that the valuation of these instruments will be readily available to market participants throughout the trading day. The New Funds will disclose their holdings each trading day, including the notional value of each index-linked or commodity-linked security. Each New Fund Index will be composed of either (i) highly liquid futures contracts or (ii) indices the value of which is published every 15 seconds. Should a New Fund invest in an index-linked or commodity-linked security, the liquidity of the futures underlying the security or the frequency of valuation of the reference index will ensure the consistent availability of accurate pricing information for the Reference Assets, and, together with the notional value of each index-linked and commodity-linked security, market participants should be able to determine the valuation of such securities in real time.
          3. Controlled Foreign Corporation
     Each New Fund may invest a portion of its assets in a wholly-owned and controlled offshore subsidiary (the “Subsidiary”) managed by the Adviser or an affiliate of the Adviser. It is expected that the Subsidiary will invest primarily in commodity futures and/or total return swaps for which the Reference Asset consists of the performance of a New Fund Index or of the commodities represented in a New Fund Index. The Subsidiary also may invest in financial futures, option and swap contracts, fixed income securities, pooled investment vehicles, including those that are not registered pursuant to the Act, and other investments intended to serve as margin or collateral for the Subsidiary’s derivative positions. Investment in the Subsidiary is expected to provide a New Fund with exposure to investment returns and characteristics similar to those of the New Fund’s corresponding New Fund Index or components thereof without the New Fund investing directly in such instruments. The Subsidiary’s portfolio of investments will be completely transparent to the Adviser and disclosed to market participants with the holdings of the New Fund, thus, enabling the Adviser and market participants to accurately value the securities issued to a New Fund by the Subsidiary.
     To the extent applicable to the Subsidiary, the Subsidiary (or the Fund and the Subsidiary taken together) will be subject to the same investment restrictions and will follow the same compliance policies and procedures as each New Fund. To the extent the Subsidiary invests in such commodity-linked derivative instruments, it intends to comply with the same asset coverage requirements that are applicable to a New Fund’s transactions in derivatives under the Act.

          4. Other Investments
     The remainder of each New Fund’s investments will be devoted to securities and financial instruments such as (i) futures contracts, (ii) options on indices and futures contracts, (iii) swap agreements, (iv) forward contracts (collectively, “Financial Instruments”), (v) exchange-traded notes, (vi) money market instruments, including repurchase agreements (“Money Market Instruments”), that are intended to collateralize New Fund investments on a day-to-day basis, (vii) government securities that are intended to collateralize New Fund investments on a day-to-day basis, (viii) convertible securities, (ix) cash and cash equivalents, and (x) mutual funds, including money market funds, and ETFs, which may be managed by the Adviser or its affiliates (subject to the applicable limitations under the Act and the rules promulgated thereunder). Each New Fund may engage in transactions in futures contracts, including short sales of futures, on the Chicago Mercantile Exchange and other exchanges where such contracts trade, and will only purchase and sell those contracts that are traded either on (i) a U.S. exchange or board of trade or (ii) a foreign board of trade that has received from the U.S. Commodity Futures Trading Commission (“CFTC”) no-action relief to offer and sell to persons located in the U.S. futures contracts traded on that foreign board of trade. For purposes of this Application, the term Money Market Instruments means short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles and includes U.S. government securities and repurchase agreements. All Money Market Instruments held by the New Funds will meet the definition of “Eligible Security” in Rule 2a-7 under the Act.
     The investment in securities and other financial instruments that are not New Fund Index components may prevent a New Fund from tracking its corresponding New Fund Index with the same degree of accuracy as would an investment vehicle that could invest in every component of the New Fund Index with the same weighting as the New Fund Index. For example, when a

New Fund invests in a pooled investment vehicle, in addition to directly bearing the expenses associated with its own operations, it will bear a pro rata portion of the pooled investment vehicle’s expenses. However, by investing in the types of securities and instruments described in this Application, the New Funds will be able to obtain exposure to investments, sectors and indices that would otherwise be unavailable. Similar to its practice with respect to its existing index funds, the Adviser intends to monitor each New Fund’s portfolio weightings on a daily basis to ensure that such weightings stay within a reasonable, predetermined range of the New Fund Index component weightings. As a result, the Applicants anticipate that, over time, the Adviser will be able to manage the New Funds such that the expected tracking error of a New Fund relative to the performance of its corresponding New Fund Index will be less than 5%.
     D. Exchange Listing
     Shares of each New Fund will be listed on a national securities exchange pursuant to Section 6 of the Exchange Act (an “Exchange”) and traded in the secondary market in the same manner as other equity securities. The Distributor will not maintain a secondary market in the Shares. One or more lead market makers (“LMMs”) will be assigned to the Shares. As long as each New Fund operates in reliance on the requested order, the Shares will be listed on an Exchange.
     E. Sales of New Fund Shares
     Each New Fund will offer, issue and sell its shares to investors only in Creation Units through the Distributor on a continuous basis at the net asset value (“NAV”) per share next determined after an order in proper form is received.
     Except as noted below, the issuance of Creation Units will operate in a manner identical to that of the Existing Index Funds that are the subject of the Prior Order. Creation Units of the New Funds will generally be purchased and redeemed entirely for cash (“All-Cash Payments”).

The All-Cash Payment protocol for the purchase and redemption of Creation Units of the New Funds is due to the limited transferability of certain of the securities and other financial instruments held by the New Funds. The Trusts currently, under the Prior Order, reserve the right to accept and deliver All-Cash Payments for the purchase and redemption of Creation Units of any Existing Index Fund. The All-Cash Payment protocol of the New Funds is no different from an All-Cash Payment under the Prior Order. With respect to the New Funds, the Trusts reserve the right to accept or deliver payment in-kind for all or any portion of a Creation Unit, in a manner identical to an Existing Index Fund should such payment in-kind prove to be appropriate and practicable. Thus, except in unusual circumstances, Creation Units will be issued by a New Fund in exchange for an All-Cash Payment, rather than a portfolio of securities designated by the Adviser to correspond generally to the total return performance of the New Fund’s corresponding New Fund Index (the “Deposit Securities”) plus a specified cash payment.5
          1. Creation Units
     Creation Units may vary in size from New Fund to New Fund ranging, in increments of 25,000, from 25,000 to 200,000 Shares. The Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by a fund, whether

[5]	Applicants expect the same information to be provided prior to the opening of trading on any Exchange that is the Primary Listing Exchange for Shares as currently is provided by the Existing Index Funds. Applicants do not believe that All-Cash Payments will affect arbitrage efficiency. Rather, Applicants believe it makes little difference to an arbitrageur whether Creation Unit Aggregations are purchased in exchange for a basket of securities or cash. The important function of the arbitrageur is to bid the share price of any New Fund up or down until it converges with the NAV. Applicants note that this can occur regardless of whether the arbitrageur is allowed to create in cash or with a basket of Deposit Securities. In either case, the arbitrageur can effectively hedge a position in a New Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying Fund Securities.

acquired directly from a New Fund or in the secondary market, will be subject to the restrictions of Section 12(d)(1) of the Act as modified by the order granted to the Adviser and the Trusts.6
          2. Orders
     Orders to purchase Creation Units must be placed by or through an “Authorized Participant,” which is either (i) a “Participating Party,” i.e., a broker-dealer or other participant in the clearing process of the Continuous Net Settlement System of the National Securities Clearing Corporation (the “NSCC”), a clearing agency that is registered with the SEC (the “Clearing Process”), or (2) a Participant of the Depository Trust Company (“DTC”), that, in either case, has entered into an agreement with the Distributor and the Transfer Agent, subject to acceptance of the agreement by the Trust, with respect to creations and redemptions of Creation Units (“Participant Agreement”). An order to purchase Creation Units can only be placed by or through an Authorized Participant that has signed a Participant Agreement. To initiate an order for a Creation Unit Aggregation of a New Fund, the Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase on the relevant business day. On days when the Exchange closes earlier than normal and certain holidays disclosed in the New Funds’ prospectuses, the New Funds may require orders for Creation Units to be placed earlier in the day. Once the Distributor receives a notice of intent to submit an order, the Distributor shall cause the Adviser and the Custodian to be informed of such notice.
     The Authorized Participant must make available the All-Cash Payment on or before the contractual settlement date, by means satisfactory to the Trust, after acceptance of the purchase order together with the applicable purchase transaction fee. Any excess funds will be returned following settlement of the issue of the Creation Unit Aggregation.

[6]	SSgA Funds Management, Inc., Investment Company Act Release Nos. 27511 (October 6, 2006) (notice) and 27543 (November 1, 2006) (order).

     F. Redemption
     Shares of the New Funds will be redeemed only in Creation Units at the NAV next determined after a New Fund receives a redemption request in proper form.
     Except as noted below, the redemption of Creation Units will operate in a manner identical to that of the Existing Index Funds that are the subject of the Prior Order. Thus, beneficial owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through a New Fund. Shares generally will be redeemed in Creation Units in exchange for cash, rather than a particular portfolio of the securities and other financial instruments that track the performance of a New Fund Index (“Fund Securities”).
     Each New Fund will have the right to make redemption payments in cash, in-kind, or a combination of each, provided the value of its redemption payments equals the NAV per Share. The Applicants currently contemplate that, unless the Fund Securities are freely transferable, the redemption proceeds for a Creation Unit generally will consist of all cash (an “All-Cash Redemption”).
     Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemptions delayed, except as provided by Section 22(e) of the Act. On days when the Exchange closes earlier than normal and certain holidays disclosed in each New Fund’s prospectus, a New Fund may require orders for the redemption of Creation Units to be placed earlier in the day.
     G. Settlement and Clearing
     The Shares will clear and settle through DTC. The Custodian will monitor the receipt of the All-Cash Payment and will instruct the movement of the Shares only upon validation that the payment is in place. Because all transactions for Creation Units will be done in cash, unlike certain Existing Index Funds, there are no issues raised regarding the settlement and clearing of Deposit Securities or Fund Securities.
     DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants. Shares will be registered in book entry form only, which records will be kept by DTC.
     More specifically, creation transactions will settle as follows: on settlement date (T + 3) an Authorized Participant purchaser will make an All-Cash Payment through the Federal Reserve System (the Fed-Wire system) or otherwise in the manner set forth and by the time specified in the Participant Agreement. Once the Custodian has verified the receipt of the All-Cash Payment, the Custodian will notify the Distributor and the Adviser. The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant’s DTC account.
     The clearance and settlement of redemption transaction essentially reverses the process described above. After a New Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the New Fund will cause the Custodian to initiate procedures to transfer the requisite All-Cash Redemption amount. On T + 3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer the Cash Redemption Amount through the Federal Reserve System.
     Shares of each New Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the New Funds.

     H. Pricing
     The trading and pricing of Shares in the secondary market will occur in a manner identical to the trading and pricing of the Existing Index Funds that are the subject of the Prior Order. The prices of Shares are expected to be in the range of $25 to $75 per Share.
     I. Availability of Information Regarding Fund Shares and the Index
     Except as noted herein, Applicants expect that information regarding the New Funds and the Underlying Indices will be made available exactly as described in the Prior Order. Applicants intend that, on each Business Day, information sufficient by itself, or in connection with a list of the Fund Securities, for market participants to effectively track the intra-day value of each New Fund, will be made available. For example, with respect to a New Fund’s investments in TRSs and index and commodity-linked securities, the terms of the TRSs and index and commodity-linked securities, the notional value of such instruments, and the value of any accompanying cash component will be made available by each New Fund to the Calculation Agent (as that term is defined below) and each Authorized Participant by each New Fund. Such information will be made readily available regardless of whether the investment is made at the Fund or Subsidiary level. An amount per Fund Share representing the sum of the current value of the Fund Securities, on a per Fund Share basis, will be calculated every 15 seconds by an independent third party (the “Calculation Agent”) during the Exchange’s regular trading hours and disseminated every 15 seconds by the Calculation Agent. The New Funds’ pricing agent (the “Pricing Agent”) will be responsible for pricing each New Fund’s Fund Securities on a daily basis and the Calculation Agent will be responsible for making such information available to the Exchange and market participants in general. The current value of the Fund Securities for each New Fund will take into account: (i) the total value of the fixed income and equity securities held by the New Fund, (ii) the notional value of the swaps held by the New Fund (together with an indication of the commodity price on which such swap is based and whether the New Fund’s position is long or short), (iii) the most recent valuation of the swaps held by the New Fund, (iv) the notional value of any futures contracts (together with an indication of the commodity price on which such contract is based, whether the New Fund’s position is long or short and the contract’s expiration date), (v) the number of futures contracts held by the New Fund (together with an indication of the commodity price on which such contract is based, whether the New Fund’s position is long or short and the contract’s expiration date), (vi) the most recent valuation of the futures contracts held by the New Fund, (vii) the New Fund’s total assets and the total shares outstanding, and (vii) a “net other assets” figure reflecting expenses and income of the New Fund. If a New Fund invests in a Subsidiary, the Funds or their agent shall disclose the same information with respect to the Subsidiary.
     Neither the Trusts nor the New Fund will be involved in, or responsible for, the calculation or dissemination of the current value of the Fund Securities, and will make no warranty as to its accuracy. The New Fund Indices generally will be calculated and published every 15 seconds during the day; however, the New Funds may be benchmarked to New Fund Indices, such as the AlphaSimplex Absolute Beta Index, that are calculated and published only once a day, similar to existing Funds benchmarked to fixed income indices that are calculated and published only once per day. In such cases, the liquidity of the Index components and underlying Reference Assets will enable the Calculation Agent to calculate the value of the Fund Securities and publish the calculated value every 15 seconds. The NAV for each New Fund will be calculated and disseminated daily. In addition, a website that will include: the Fund’s prospectus and SAI; the applicable New Fund Index; the prior business day’s net asset value, closing market price and the reported midpoint of “bid and ask,” and a calculation of the premium or discount of such price against such net asset value; the Deposit Securities; and a description of the methodology used in its computation will be maintained. The website will be publicly available prior to the public offering of Shares.
     End of day prices of each New Fund’s Fund Securities may not be readily available from multiple sources such as national exchanges, automated quotation systems, published or other public sources or on-line information services such as Bloomberg or Reuters. However, Applicants together with the Calculation Agent will make intra-day prices of the Fund Securities available to market participants. In addition, as discussed above, the pricing of any derivative investments made by a New Fund should be readily ascertainable by market participants with reference to the derivative’s Reference Asset. In contrast, however, information regarding market prices and volume of Shares will be broadly available on a real time basis throughout the trading day. The previous day’s closing price and volume information for the Shares will be published daily in the financial sections of many newspapers. In addition, Applicants expect, given the past history of shares of other ETFs that regularly use All Cash Payments and Redemptions, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, the Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.
     J. Sales and Marketing Materials; Prospectus Disclosure
     With respect to each New Fund’s prospectus, summary prospectus, SAI, shareholder reports, and any marketing or advertising materials, the approach regarding disclosure will be identical to that of Existing Index Funds that are the subject of the Prior Order.
III. In Support of the Application

     Applicants believe that the exemptions requested herein are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested also are substantially similar to those granted to other ETFs.
     A. Trading History of Similar Products
     Applicants expect Shares to trade at or close to NAV. Applicants understand that, to date, other ETFs that seek to track the performance of a particular index by investing in a wide variety of securities and financial instruments have traded at, or very close to, their respective NAVs. For example:
•	As of November 6, 2009, the average deviation between the daily closing price and the daily NAV of ProShares UltraShort Russell 2000 was 0.064% (i.e., a premium of 0.064%).
•	As of November 6, 2009, the average deviation between the daily closing price and the daily NAV of ProShares UltraShort Oil and Gas was 0.020% (i.e., a premium of 0.020%).
•	As of November 6, 2009, the average deviation between the daily closing price and the daily NAV of ProShares UltraShort Dow30 was 0.009% (i.e., a premium of 0.009%).
•	As of November 6, 2009, the average deviation between the daily closing price and the daily NAV of ProShares UltraShort QQQ was 0.027% (i.e., a premium of 0.027%).
•	As of November 6, 2009, the average deviation between the daily closing price and the daily NAV of ProShares UltraShort Financials was 0.004% (i.e., a premium of 0.004%).
•	As of November 6, 2009, the average deviation between the daily closing price and the daily NAV of ProShares Ultra S&P500 was minus 0.124% (i.e., a discount of 0.124%).
     Given that the New Funds’ structure and certain of its investments will be similar to these ETFs, Applicants expect Shares to trade at or close to NAV. Because each New Fund intends to make investments in financial instruments, directly or through a Subsidiary, that provide the returns of the New Fund’s benchmark index or components thereof, Applicants believe that there will be a close correlation between each New Fund and its corresponding New Fund Index.
     B. The Product Does Not Raise Concerns
     Applicants believe that the structure, and operation of the Trusts and the New Funds will be substantially similar to that of the existing ETFs discussed in this Application. In addition, the liquidity of each New Fund’s portfolio holdings, the portfolio transparency, the arbitrage mechanism, the level and detail of information contained in the prospectus for each New Fund, as well as that displayed on the website, will be extremely familiar to investors of existing ETFs.

Consequently, Applicants have every expectation that the New Funds will operate very similarly to those ETFs trading now in the secondary market.
          1. Portfolio Transparency, “Front Running” and “Free Riding”
       Applicants believe that the information about each New Fund’s portfolio holdings and the composition of each New Fund Index, including the identity of each underlying or Reference Asset will be both public and as extensive as that information now provided by existing ETFs. In addition, the current values of the Fund Securities, on a per Share basis, and each New Fund Index will be disseminated at 15 second intervals throughout the day.
     Applicants believe that the disclosure of New Fund portfolio holdings would be unlikely to lead to “front running” (where other persons would trade ahead of a New Fund and those investors that assemble the Deposit Securities for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of New Fund portfolio holdings would not lead to “free riding” (where other persons mirror a New Fund’s investment strategies without paying the New Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs currently trading. Applicants believe this to be true particularly with respect to the variety of financial instruments in which the New Funds may invest.
          2. Liquidity of Portfolio Holdings
     Applicants expect that each New Fund’s portfolio holdings will be liquid and have readily available pricing information because each New Fund Index employs screening methodologies to ensure that the New Fund Index components are highly liquid and diversified and because of the general liquidity of the assets underlying the New Fund Index components. Therefore, Applicants believe that arbitrageurs will have a ready ability to transact in each New

Fund’s Fund Securities and that the arbitrage opportunities afforded by Trusts and the New Funds will be the same as those afforded by existing ETFs.
          3. Arbitrage Mechanism
     Applicants have made every effort to structure the New Funds to provide for transparency at every level of investment, which it believes is key to enabling efficient arbitrage. Therefore, Applicants believe that the design, structure and transparency of the New Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for existing ETFs. As a result, Applicants expect that the secondary market prices for Shares of the New Funds will trade at prices close to NAV and will substantially reflect the value of each New Fund’s portfolio.
          4. Investor Uses and Benefits of Products
     Applicants believe that the Trusts and the New Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. In addition to those benefits that also are characteristic of existing ETFs, such as tradability and low expense ratios, Applicants believe that the New Funds will provide investors with access to certain asset classes not widely available currently. Applicants submit that access to multiple asset classes is key to enabling investors to successfully diversify their investment portfolios and to become less subject to the volatility of the securities markets.
          5. The Commission Should Grant the Exemptive Relief Requested in this Application
     In summary, Applicants believe that the Trusts and each of the New Funds will operate in a substantially similar manner as existing ETFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trusts and the New Funds are appropriate candidates for the requested Relief.
Based on the foregoing, the Applicants respectfully request the Relief as set forth below.
IV. Request for Exemptive Relief and Legal Analysis
     The Applicants request an SEC order under Sections 6(c) and 17(b) of the Act amending the Prior Order.
     Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
     The New Funds, except as otherwise noted herein, will operate in a manner identical to the operation of the Existing Index Funds for which the Commission has already granted exemptive relief. The requested relief would amend the Prior Order to apply to the New Funds.
     Applicants believe that Shares of New Funds afford significant benefits in the public interest. Among other benefits, the availability of Shares would: provide increased investment opportunities which should encourage diversified investment; provide, in the case of individual tradable Shares, a low-cost alternative investment product that can be traded throughout the day at prices that reflect minute by minute conditions rather than end of day prices; provide investors with an opportunity to diversify their portfolios by purchasing investments that perform similarly to commodity pools or hedge funds at a low cost and with significantly lower transaction costs then if they had access to and purchased interests in multiple individual securities; provide a security that should be freely available in response to market demand; and provide hedge fund-like or commodity market exposure in an investment vehicle subject to the investor protections of the Act. This last point is particularly significant because in recent years there have been an increasing number of pooled investment vehicles, both exchange-traded and unlisted, that have begun offering interests to the public without registering under the Act.
     With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:
“the terms of the proposed transaction...are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned....and the proposed transaction is consistent with the general purposes of [the Act].”
     It is anticipated that the sale and redemption of Creation Unit Aggregations of each New Fund will be for cash, rather than securities in-kind. Nonetheless, to the extent that a New Fund would accept Deposit Securities in-kind or redeem Fund Securities in-kind, such sale and redemption would be subject to the same policies for all investors, whether or not such investor is an affiliate. In each case, Creation Unit Aggregations are sold and redeemed by the Trust at their NAV. The Portfolio Deposit for each New Fund would be based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe: the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Unit Aggregations, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policy and that of each New Fund as described herein; and the proposed transactions are consistent with the general purposes of the Act.
     Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are substantially similar to those granted in the Prior Order and to other ETFs.
V. Future Relief
     In the future, the Trusts may offer Future Funds based on other Total Return Indices or Commodities Indices. Applicants request that the Prior Order be amended to permit the introduction of Future Funds that: (1) are advised by the Adviser or an entity controlled by or under common control with the Adviser; (2) track Total Return Indices or Commodities Indices that are created, compiled, sponsored or maintained by an entity that is not an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Adviser, the Distributor, the Trusts or any sub-adviser or promoter of a Fund; and (3) comply with the respective terms and conditions of the Prior Order, as amended by the present application.
     Applicants believe that granting the requested relief will facilitate the timely creation of Future Funds and the commencement of secondary market trading of such Future Funds by removing the need to seek additional exemptive relief. Applicants are not aware of any significant problems for investors caused by any ETF during the period since the Commission first granted ETF exemptive orders. Applicants submit that the terms and conditions of the Prior

Order have been appropriate for the Existing Index Funds, and would remain appropriate for the New Funds and any Future Funds.7
VI.	Deletion of Relief in the Prior Order from Section 24(d) of the Act, Changes to Disclosure Requirements, and Amendment of Condition in the Prior Order Related to the Section 12(d)(1) Relief
     Applicants seek to amend the Prior Order to delete the relief granted from the requirements of Section 24(d) of the Act. Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Prior Order is warranted because the adoption of the summary prospectus under Investment Company Act Release No. 28584 (Jan. 13, 2009) (the “Summary Prospectus Rule”) should supplant any need by a Fund to use a Product Description. Applicants also note that, to date, no Fund has utilized a Product Description. The deletion of the relief granted with respect to Section 24(d) of the Act from the Prior Order will also result in the deletion of condition 6 to the Prior Order and any reference to Product Descriptions in the other conditions to the Prior Order.8
     Applicants also seek to amend the terms and conditions of the Prior Order to provide that all representations and conditions contained in the Applications for the Prior Order and the current Application that require a Fund to disclose particular information in the Fund’s prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule. Applicants believe that the proposal to supersede the representations and

[7]	Each Future Fund would remain fully subject to the requirements of the Exchange Act and to any applicable listing standards or individualized listing approvals required under Rule 19b-4 of the Exchange Act, but the listing process under the Exchange Act would not affect the exemptive relief under the Act.

[8]	Condition 6 states “Before a Fund may rely on the order, the Commission will have approved, pursuant to rule 19b-4 under the Exchange Act, a Listing Exchange rule requiring Listing Exchange members and member organizations effecting transactions in Shares to deliver a Product Description to purchasers of Shares.”

conditions requiring certain disclosures contained in the Prior Applications and the current Application is warranted because the Commission’s amendments to Form N-1A with regard to ETFs as part of the Summary Prospectus Rule reflect the Commission’s view with respect to the appropriate types of prospectus and annual report disclosures for an ETF.
     Applicants also seek to amend the terms and conditions of the Prior Order relating to the Section 12(d)(1) relief to provide that no Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act except to the extent permitted by Rule 12d1-1 under the Act. Applicants believe that this amendment is appropriate in light of the Commission’s adoption of Rule 12d1-1 for the reasons set forth in the Commission’s fund of funds investments guidance in Investment Company Act Release No. 27399 (June 20, 2006).
VII. Conditions
     The Applicants agree that any order of the SEC granting the requested relief will be subject to the conditions set forth below.9
     A. General Conditions
     1. As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on a national securities exchange.
     2. Neither the Trusts nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in

[9]	All representations and conditions contained in this Application and the Prior Applications that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule.

Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.
     3. The website for the Fund, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior business day’s NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the net NAV, within appropriate ranges, for each of the four previous calendar quarters.
     4. The prospectus and annual report for each Fund will also include: (a) the information listed in condition 3(b), (i) in the case of the prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Share basis for one, five and ten year periods (or life of the Funds): (i) the cumulative total return and the average annual total return based on NAV and closing price, and (ii) the cumulative total return of the relevant Index.
     5. The requested ETF Relief will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs operating similar to the New Funds.

     B. Conditions Related to Request for Relief from Sections 12(d)(1)(A) and (B)
     6. The members of the Investing Fund Adviser Group, which consists of the Investing Fund Adviser or Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Investing Fund Subadviser Group, which consists of Investing Fund Subadviser or any person controlling, controlled by, or under common control with the Investing Fund Subadviser will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund Adviser Group or the Investing Fund Subadviser Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s shares. This condition does not apply to the Investing Fund Subadviser Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Open-end ETF) or as the sponsor (in the case of a UIT ETF).
     7. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.
     8. The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.
     9. Once an investment by an Investing Fund in the securities of a Fund exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the board of directors/trustees of an Open-end ETF, including a majority of the disinterested board members, will determine that any consideration paid by an Open-end ETF to an Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Open-end ETF; (ii) is within the range of consideration that the Open-end ETF would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Open-end ETF and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).
     10. The Investing Fund Adviser, or Trustee or Sponsor of an Investing Trust, will waive fees otherwise payable to it by the Investing Management Company or Investing Trust, as applicable, in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Open-end ETF under rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Management Company or Investing Trust, as applicable, in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.
     11. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Open-end ETF or sponsor to a UIT ETF) will cause a Fund to purchase a security in any Affiliated Underwriting.
     12. The board of an Open-end ETF, including a majority of the disinterested board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Open-end ETF in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Open-end ETF exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The board of the Open-end ETF will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Open-end ETF. The board of the Open-end ETF will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Open-end ETF; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Open-end ETF in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The board of the Open-end ETF will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.
     13. Each Open-end ETF will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Open-end ETF exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the board of the Open-end ETF were made.
     14. Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), each Investing Fund and the Fund will execute an agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s), or their sponsors or trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Open-end ETF in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Open-end ETF of the investment. At such time, the Investing Fund will also transmit to the Open-end ETF a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Open-end ETF of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the agreement, and, in the case of an Open-end ETF, the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
     15. Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Open-end ETF in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.
     16. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.
     17. No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act except to the extent permitted by Rule 12d1-1 under the Act.
     18. Each Fund’s prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Fund, which is a registered investment company, and the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Fund regarding the terms of the investment.
VIII. Names and Addresses
     Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the first page of this application. The Applicants further state that all written or oral communications concerning this Application should be directed to:
W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 739-5654

IX. Authorization and Signatures
     In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. James Ross is authorized to sign and file this document on behalf of SSGA FUNDS MANAGEMENT, INC. pursuant to board resolution; Anthony Rochte is authorized to sign and file this document on behalf of STATE STREET GLOBAL MARKETS, LLC pursuant to company board resolutions; James Ross is authorized to sign and file this document on behalf of SPDR SERIES TRUST pursuant to its declaration of trust; and James Ross is authorized to sign and file this document on behalf of SPDR INDEX SHARES FUNDS pursuant to its declaration of trust.

SSGA FUNDS MANAGEMENT, INC.		SPDR INDEX SHARES FUNDS

By:	/s/ James Ross	By:	/s/ James Ross

	Name: James Ross		Name: James Ross
	Title: President		Title: President

SPDR SERIES TRUST		STATE STREET GLOBAL MARKETS, LLC

By:	/s/ James Ross	By:	/s/ Anthony Rochte

	Name: James Ross		Name: Anthony Rochte
	Title: President		Title: Vice President
Dated as of: November 10, 2009

Verification
     The undersigned states that he has duly executed the attached Application dated as of November 10, 2009 for and on behalf of SSGA FUNDS MANAGEMENT, INC., SPDR SERIES TRUST, and SPDR INDEX SHARES FUNDS; that he is a President of such company; and that all actions by directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
/s/ James Ross
James Ross

Verification
     The undersigned states that he has duly executed the attached Application dated as of November 10, 2009 for and on behalf of STATE STREET GLOBAL MARKETS, LLC; that he is a Vice President of such company; and that all actions by directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.
/s/ Anthony Rochte
Anthony Rochte

X. Appendix A — The Indices and the New Funds
     The name of each New Fund and its corresponding Index are listed below. Also set forth is the minimum Shares for a Creation Unit that may be purchased and redeemed, the approximate price of a Creation Unit (as of November 10, 2009), and the approximate price of a Share (as of November 10, 2009).

		Minimum	Approximate
		Creation	Price of a	Approximate
		Unit	Creation Unit	Price of a
Fund*	Index	Aggregation	($)	Share ($)
SPDR AlphaSimplex Absolute Beta ETF	AlphaSimplex Absolute Beta Index	25,000 – 200,000	$625,000 – $15,000,000	$25 – 75
SPDR Dow Jones-UBS Commodity Index ETF	Dow Jones-UBS Commodity IndexSM	25,000 – 200,000	$625,000 – $15,000,000	$25 – 75

*	Please not that the names of the New Funds and their respective prices per Creation Unit and per Share may be revised upon the New Fund’s commencement of operations.
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New Fund Index Descriptions
     The following sets forth descriptions of the index methodology, criteria for selection of index components and maintenance schedule for each of the Total Return Index and Commodities Index. There are no affiliations that exist as of the date of this Application between the Index compilers, the Funds, the Adviser, the Distributor or the Exchange.
AlphaSimplex Absolute Beta Index
The AlphaSimplex Absolute Beta Index (the “AlphaSimplex Index”) reflects the total return of a basket of factors, e.g., long or short exposures to stock, bond, interest rate, commodity and currency markets (the “AlphaSimplex Index Basket”), designed to approximate the common exposures of a broad universe of hedge funds in a relatively liquid, transparent and cost efficient manner; however, the AlphaSimplex Index is not designed to reflect the individual value added by a particular manager nor the premium attributable to any illiquid factor. The AlphaSimplex Index Basket is constructed through an algorithm in accordance with a set of pre-determined trading rules as defined by an index committee of the AlphaSimplex Index sponsor, AlphaSimplex Group (the “AlphaSimplex Index Sponsor”).
On an annual basis, the AlphaSimplex Index Sponsor will identify the broad market factors eligible for inclusion in the AlphaSimplex Index Basket using both liquidity considerations and statistical significance or confidence (the “Factors”). When determining the Factors, the AlphaSimplex Index Sponsor surveys the hedge funds included in the TASS Hedge Fund Database (the “Database”), as administered by Lipper Limited or another commercially available database of hedge fund returns. The AlphaSimplex Index currently excludes hedge funds that: (i) do not report in U.S. dollars; (ii) report in non-monthly frequencies; (iii) do not report net-of-fees returns; (iv) do not report their assets under management; (v) belong to the dedicated short bias or emerging markets categories; or (vi) are unclassified. The AlphaSimplex Index Sponsor considers and may modify these filters annually.
The AlphaSimplex Index Basket currently consists of 26 highly liquid, exchange-traded futures contracts in the following categories: equities; government bonds; short-term interest rates; currencies; and commodities; however, the number of Factors may vary from period to period. The weight of each Factor is determined monthly pursuant to a statistical process that relates the historical returns of the hedge funds in the Database to the historical return of each Factor. Once the weights of the Factors have been determined, they are scaled proportionately to ensure that the annualized volatility is generally between 6% and 10%. The weight of each Factor may be positive or negative and may have a maximum absolute value or market exposure in excess of 100%.
The returns of the Factors and their respective weights are used to compute the return of the AlphaSimplex Index. The daily U.S. dollar return of the AlphaSimplex Index represents the sum of (i) 80% of a monthly U.S. dollar cash rate and (ii) the change in the U.S. Dollar value of the AlphaSimplex Index Basket.

Dow Jones-UBS Commodity IndexSM
The Dow Jones-UBS Commodity IndexSM (“DJ-UBSCI”) was introduced in July 1998 to provide a unique, diversified and liquid benchmark for commodities as an asset class. The DJ-UBSCI is currently composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The 19 DJ-UBSCI commodities selected for 2009 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the DJ-UBSCI are currently listed for trading on the Chicago Board of Trade (“CBOT”). The DJ-UBSCI is a proprietary index maintained by Dow Jones and UBS Securities LLC. The methodology for determining the composition and weighting of the DJ-UBSCI and for calculating its value is subject to modification by Dow Jones and UBS Securities LLC, at any time. At present, Dow Jones disseminates the DJ-UBSCI value approximately every fifteen (15) seconds (assuming the DJ-UBSCI value has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time) and publishes a daily DJ-UBSCI value at approximately 4:00 p.m. (New York time), on each DJ-UBS Securities LLC Business Day on its website at www.djindexes.com and through Reuters. A DJ-UBS Securities LLC Business Day is a day on which the sum of the Commodity Index Percentages (as defined below in “Annual Reweightings and Rebalancings of the DJ-UBSCI”) for the Index Commodities that are open for trading is greater than 50%. For example, based on the weighting of the Index Commodities for 2009, if CBOT, and the New York Mercantile Exchange (“NYMEX”) are closed for trading on the same day, a DJ-UBS Securities LLC Business Day will not exist.
UBS Securities LLC and its affiliates may actively trade futures contracts and options on futures contracts on the commodities that underlie the Index, as well as commodities, including commodities included in the Index. UBS Securities LLC and its affiliates also may actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of commodities or are linked to the performance of the Index. Certain of UBS Securities LLC’s affiliates may underwrite or issue other securities or financial instruments indexed to the Index and related indices, and UBS Securities LLC and Dow Jones and their respective affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the value of the Index. For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying Index components in order to hedge the market maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the value of the Index. With respect to any of the activities described above, neither UBS Securities LLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the Shares into consideration at any time.
Composition of the Index
Commodities Available for Inclusion in the Index

A number of commodities have been selected that are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Index and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange. The 23 potential commodities currently considered for inclusion in the Index are aluminum, cattle, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybean oil, soybeans, sugar, tin, unleaded gasoline, wheat and zinc.
Commodity Weightings
The 19 Index commodities selected for 2009 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.
The 2009 target Commodity Index Percentages (which took effect on January 1, 2009) are as follows:

Commodity	Weighting
Natural Gas	11.8900640%

Crude Oil	13.7526330%

Unleaded Gas	3.7091280%

Heating Oil	3.6481740%

Live Cattle	4.2853450%

Lean Hogs	2.3988780%

Wheat	4.7962120%

Corn	5.7214090%

Soybeans	7.5994330%

Soybean Oil	2.8828690%

Aluminum	6.9991660%

Copper	7.3065410%

Zinc	3.1424310%

Nickel	2.8827230%

Gold	7.8627470%

Commodity	Weighting
Silver	2.8913020%

Sugar	2.9931550%

Cotton	2.2651500%

Coffee	2.9726400%
Designated Contracts for Each Commodity
A futures contract known as a Designated Contract is selected for each of the 19 commodities included in the Index. With the exception of several LME contracts, where the DJ-UBS Commodity Index Supervisory Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the DJ-UBS Commodity Index Supervisory Committee selects the futures contract that is traded in North America and denominated in U.S. dollars. If more than one such contract exists, the DJ-UBS Commodity Index Supervisory Committee selects the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract.
Annual Reweightings and Rebalancings of the Dow Jones-UBS Commodity IndexSM
The Index is re-weighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by DJ-UBS Securities LLC under the supervision of the DJ-UBS Commodity Index Supervisory Committee, and are announced following approval by the DJ-UBS Commodity Index Supervisory Committee and implemented the following January.
Determination of Relative Weightings
The relative weightings of the component commodities included in the Index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 proportions, respectively. Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Index and their respective percentage weights.

Diversification Rules
The Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual re-weighting and rebalancing of the Index as of January of the applicable year:
•	No related group of commodities designated as a “Commodity Group” (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Index.

•	No single commodity may constitute more than 15% of the Index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index.

•	No single commodity that is in the Index may constitute less than 2% of the Index.
Following the annual re-weighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next re-weighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.
Commodity Index Multipliers
Following application of the diversification rules discussed above, CIPs are incorporated into the Index by calculating the new unit weights for each Index commodity. Near the beginning of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Index, are used to determine a “Commodity Index Multiplier” or “CIM” for each Index commodity. This CIM is used to achieve the percentage weightings of the Index commodities, in U.S. dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.
The Index is a Rolling Index
The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ — UBS Securities LLC Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position. The Index is a “rolling index.”

Calculations
The Index is calculated by Dow Jones, in conjunction with UBS Securities LLC, by applying the impact of the changes to the futures prices of commodities included in the Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Index commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. During the rollover period, the sum includes both nearby and deferred contracts weighted according to the specified roll percentage. The percentage change in this sum from the prior day is then applied to the prior Index value. Dow Jones disseminates the Index value approximately every fifteen (15) seconds (assuming the Index value has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time), and publishes a daily Index value at approximately 4:00 p.m. (New York time) on each DJ — UBS Securities LLC Business Day on its website at http://www.djindexes.com and through Reuters.
Index Calculation Disruption Events
From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Index may be adjusted in the event that DJ-UBS Securities LLC determines that any of the following index calculation disruption events exists: (a) the termination or suspension of, or material limitation or disruption in, the trading of any futures contract used in the calculation of the Index on that day; (b) the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day’s settlement price; (c) the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or (d) with respect to any futures contract used in the calculation of the Index that trades on the LME, an DJ — UBS Securities LLC Business Day on which the LME is not open for trading.
Historical Closing Levels of the Index
The Index can and has experienced significant fluctuations. Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time. The historical Index levels do not give an indication of future performance of the Index. There can be no assurance that the future performance of the Index or the commodities will result in holders of the Shares receiving a positive return on their investment. For purposes of determining the average index performance, the initial index level will be the closing level of the Index on the initial valuation date.
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